P.E. 2/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02016004

RECD S.E.C.
FEB 19 2002
077

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

(Registrant)

Date : February 14th, 2002

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

Athens, February 13, 2002

Press Release

Retail Banking

To mark the notable success of NBG's retail banking operations over the past three years, the management held an event for the Bank's ninety (90) top corporate customers in the retail market.

In their address to the guests, the Bank's Governor Theodoros Karatzas and Deputy Governor Apostolos Tamvakakis outlined the strategy and aims of NBG in the sphere of retail banking, together with NBG's substantial achievements over the past three years. It was stressed that management views retail banking as a key component of the Bank's growth strategy in the years ahead.

This statement of policy acquires yet greater importance given the ripe ground for growth in the retail banking sector in Greece over the next three years.

National Bank of Greece is committed to providing detailed and comparative data on its operations in this field of the banking market. Local and international investors will thereby be able to act on complete and transparent information relating to a market segment that is steadily becoming the driving force behind the Greek financial sector.

Key figures relating to the Bank's performance in this area are presented below:

NBG's mortgage new disbursements in 2001 amounted to €1,223.8 million (Dr417 billion) compared with €846.1 million (Dr288.3 billion) in 2000, up 44.6%. Similarly, in 2001 the mortgage loan outstandings totaled €4,613 million (Dr1,572 billion), compared with €3,700 million (Dr1,261 billion) in 2000, up 24.7%. This is a particularly impressive result given the substantial overall size of the Bank's mortgage loan portfolio as well as the high level of annual repayments of older mortgage loans granted by the Bank.

It may be noted that under the Bank's new centralized loan approval system a total of €3,070 million (Dr1,046 billion) was disbursed over the four years 1998-2001, while the mortgage loans outstandings rose during the period 31/12/98 – 31/12/01 by 71%. Despite the rapid growth of activity in this segment, mortgage loans in arrears amounted to just 0.3% (before recoveries) of mortgage loans granted over this period.

New disbursements of consumer loans in 2001 totaled €725.5 million (Dr247.2 billion) compared with €509.2 million (Dr173.5 billion) in 2000, up 42.5%. Accordingly, the consumer loan outstandings rose by 42%, from €703.2 million (Dr239.6 billion) in 2000 to €996.9 million (Dr339.7 billion) in 2001 in comparable terms. Over the three-year period 1999-2001 a total of €1,548.3 million (Dr527.6 billion) was disbursed while consumer loans outstanding increased 433%. Over the same period, non-performing consumer credit stood at 2% of new disbursements, a level comparable with the European average. Lastly, 60% of consumer loan sales were generated via third-party agreements.

Banking cards in circulation now number more than 3.2 million, with credit cards amount approximately 1 million and debit cards over 2.2 million. Merchants cooperating with the Bank in accepting card transactions now number more than 100,000 with acquiring numbers topping €880.4 million (Dr300 billion).

POS machines around the country now total 33,000, more than double the number at the end of 2000 and more than six times the number at the end of 1998. The credit card balances rose from €548.8 million (Dr.187 billion) in 2000 to €847.2 million (Dr288.7 billion) in 2001, up 54.4%. It should be noted that over the three-year period the overall credit card balances rose by 207%.

Similarly there has been a substantial improvement in the quality of the credit card portfolio since, in line with consumer loans, non-performing outstandings of new credit card disbursements over the past three years has been in the region of 2%.

It is particularly significant that the Bank has decided to include in its retail banking activities loan to businesses with a turnover of up to € 1 million and loans to professionals. This move aims to enhance the

Bank's offering in this market area, step up cross-selling of products and services, and boost its market share in the sector. Outsdtandings in this sector today stands at €645 million approximately (Dr220 billion).

National Bank of Greece is committed to leveraging its strengths in the field of retail banking so as to generate similarly outstanding performance in the coming years.

These strengths include a broad customer base, third party agreements, centralized product distribution and marketing, including telemarketing and direct marketing, and the competitive advantage of centralized credit approval procedures. In 2002, the Bank will place special emphasis on e-banking and mobile banking, areas in which the Bank has consistently shown itself to be at the forefront of market developments.

National Bank of Greece is steadily enhancing its presence in the retail banking market. This is, and will continue to be, reflected in the Bank's market share and the quality and scope of its relationship with its clientele.